Darren Destefano

+1 703 456 8034

ddestefano@cooley.com

August 24, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathleen Collins, Accounting Branch Chief
Mr. David Edgar, Staff Accountant

RE:	BroadSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)
Filed February 23, 2017
File No. 001-34777

Dear Ms. Collins:

On behalf of BroadSoft, Inc. (the “Company”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 24, 2017 with respect to the above-referenced filing (the “Comments”). Thank you for taking the time to discuss the Comments with us on August 22, 2017. Set forth below are the Company’s response to the Comments.

1. Liquidity and Capital Resources, page 51

Tell us the amount of cash and cash equivalents that are held outside the United States. To the extent material, please revise to disclose such amounts and include a discussion of the potential tax impact should you repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Company Response:

We supplementally advise the Staff that the Company believes that the amount of its cash and cash equivalents held outside the United States is immaterial as a percentage of the Company’s total cash, cash equivalents and investments (less than 10%). The Company believes that cash and cash equivalents held outside the United States would not have a material impact on the Company’s liquidity. Furthermore, the amount of the Company’s cash and cash equivalents fluctuates significantly on a quarter-over-quarter and year-over-year basis as a result of intercompany settlements of cost-plus invoices. Therefore, on a period-to-period basis, the Company’s cash and cash equivalents held outside the United States may increase or decrease based on the current period intercompany settlements activity. In view of the foregoing, the Company believes that disclosure of its cash and cash equivalents held outside the United States for any reporting period would not enhance an investor’s understanding of the Company’s ability to fund its operations.

Cooley LLP   11951 Freedom Drive   15th Floor Reston, VA   20190

t: (703) 456 8034 f: (703) 456-8100 www.cooley.com

In order to address the potential tax impact of repatriation of undistributed earnings the Company included the following disclosure in the Form 10-K, Note 8, Income Taxes, page 83:

“The Company has not recorded a deferred tax liability for undistributed earnings of $10.2 million of certain foreign subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed, the Company would be subject to federal income and foreign withholding taxes. Determination of an unrecognized deferred income tax liability with respect to such earnings is not practicable.’’

In its Form 10-Q for the quarter ended June 30, 2017, filed on August 7, 2017 (the “2Q 2017 10-Q”), the Company provided disclosure similar to the language above in its Liquidity and Capital Resources section, as follows:

“Our cash and cash equivalents held outside the United States equaled $44.1 million as of June 30, 2017. Cash and cash equivalent balances outside the U.S. may be subject to foreign withholding and U.S. taxation, if repatriated. We intend to reinvest cash outside the U.S. except in instances where repatriating such earnings would result in no additional income tax. Determination of the potential tax impact should we repatriate such funds is not practicable or material.”

The Company intends to include similar disclosure in its future filings.

2. Non-GAAP Financial Measures

Non-GAAP net income and income per share, page 58

We note your adjustment for non-cash tax provision. As your non-GAAP net income appears to be a performance measure, please tell us, and revise to clearly explain, how you calculated the tax effects of your non-GAAP net income adjustments and how you determined that such calculations are consistent with the guidance in Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. In this regard, your tax adjustments should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability. We note similar presentations in your Form 10-Q for the quarterly period ended March 31, 2017 and Form 8-K furnished on May 1, 2017.

Company Response:

We supplementally advise the Staff that, although the Company’s non-GAAP net income and income per share provide some indication of near-term liquidity, the Company uses both as performance measures to provide investors with supplemental information about the Company’s business in addition to its GAAP disclosures. The adjustments the Company makes to its GAAP net income and income per share to arrive at non-GAAP net income and income per share include both cash and non-cash items. We further advise the Staff that non-GAAP net income and income per share are presented in a manner consistent with how the Company assesses the overall performance of its business, makes operating decisions, allocates resources and forecasts and plan for future periods. We further advise the Staff that, due to the Company’s significant federal operating tax net operating loss carryforwards and tax credits, the Company has, in historical periods, adjusted its tax provision to exclude the effects of non-cash taxes in its calculation of non-GAAP income and income per share (i.e., the Company’s historical non-GAAP tax rate was calculated as the Company’s actual cash income tax expense divided by its pre-tax non-GAAP net income).

Cooley LLP   11951 Freedom Drive   15th Floor Reston, VA   20190

t: (703) 456 8034 f: (703) 456-8100 www.cooley.com

The Company has reviewed Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and will revise its calculation of non-GAAP net income in future filings. Beginning with the Company’s presentation of non-GAAP net income and income per share in the Form 10-Q for the quarter ending September 30, 2017, the Company intends to reflect the adjustments to the Company’s current and deferred tax expense commensurate with the non-GAAP measure of profitability utilizing the Company’s projected effective long-term statutory tax rate to which the Company expects that it will be subject after it implements its expected reorganization of its international operations. The Company is currently in the process of determining this long-term tax rate, which will depend on its corporate tax strategy and the applicable tax rates in the jurisdictions in which the Company is subject to corporate taxation.

In the Company’s Form 10-Q for the quarter ending September 30, 2017, the Company will explain the change in methodology for calculating non-GAAP income and income per share from prior periods and present non-GAAP income and income per share for the three and nine months ending September 30, 2017 and 2016 using both methodologies so investors can review the differences between the two calculations. In subsequent reports, the Company expects to transition to exclusively present its non-GAAP income and income per share using the revised methodology, including the presentation of non-GAAP measures for prior comparative periods.

3. Notes to Consolidated Financial Statements

Note 9. Borrowings

2022 Convertible Senior Notes, page 85

You disclose that if the 2022 Notes were convertible at December 31, 2016 and March 31, 2017, shares would have been distributed upon conversion because the conversion price was below your stock price. Please disclose the amount by which the if-converted value of the Notes exceeded the principal amount. Refer to ASC 470-20-50-5(c).

Company Response:

We supplementally advise the Staff that the Company has reviewed the requirements of ASC 470-20-50-5(c), and concluded that it disclosed the key terms for each of its convertible promissory notes, which included the principal amount of its convertible promissory notes, the conversion rates, the conversion prices and the conversion conditions. Accordingly, the Company believes that an investor could derive, from the disclosure provided, the amount by which the instruments “if-converted value” exceeded the aggregate principal amount. However, in response to the Staff’s comment, the Company added the following disclosure in the 2Q 2017 10-Q in Note 7, Borrowings, page 14:

“While the 2022 Notes were not convertible as of June 30, 2017, if the 2022 Notes were convertible, shares would have been distributed upon conversion because the conversion price was below the stock price as of such date. As of June 30, 2017, the if-converted value of the 2022 Notes exceeded the principal amount of the 2022 Notes by $22.5 million.”

Cooley LLP   11951 Freedom Drive   15th Floor Reston, VA   20190

t: (703) 456 8034 f: (703) 456-8100 www.cooley.com

The Company intends to include similar disclosure in its future filings.

4. Note 13. Segment and Geographic Information, page 90

We note that sales to EMEA and Emerging Markets comprised approximately 43% of total revenues. If revenues from external customers attributed to an individual country are material, please revise to disclose such revenues separately. Refer to ASC 280-10- 50-41(a).

Company Response:

We supplementally advise the Staff that the Company has considered the guidance of ASC 280-10-50-41 and has determined that because the Company’s revenues generated from external customers attributed to an individual foreign country are not material, no separate disclosure of any such foreign revenues is required.

Under ASC 280-10-50-41, a company must disclose revenues generated from external customers attributed to an individual foreign country only if such revenues are determined to be material, which the Company interprets to be in excess of 10% of its consolidated revenue.

The Company will continue to monitor the significance of customer revenues by country and will disclose, in future filings, revenues from external customers attributed to an individual foreign country if those revenues become material.

* * *

The Company acknowledges its responsibility for the adequacy and accuracy of its disclosures in its public filings, notwithstanding any review, comments, action or absence of action by the Staff.

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	James A. Tholen, BroadSoft, Inc.
Mary Ellen Seravalli, BroadSoft, Inc.

Cooley LLP   11951 Freedom Drive   15th Floor Reston, VA   20190

t: (703) 456 8034 f: (703) 456-8100 www.cooley.com